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                                            Filed by Logitech International S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                   Subject Company:  Labtec Inc.
                                                   Commission File No. 000-29174


                            Conference Call Script

                                 Confidential

Good morning everyone or good evening as the case may be. This is Erik Knettel at Thomson Financial Investor Relations. I would like to welcome you to the Logitech conference call to discuss the Company's pending acquisition of Labtec. If you do not have a copy of the press release on this acquisition, please call us in New York at 212-701-1823 and it will be either e-mailed or faxed to you during the course of this conference call. The press release and a live webcast of this call are also available online at www.logitech.com.
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Before proceeding I need to tell you that this teleconference contains forward-
looking statements within the meaning of the Safe Harbor Provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ``Safe Harbor Provisions''), including, without limitation, statements relating to completion of the transaction and to the effect of the transaction on Logitech's financial condition and future business strategies, that involve risks and uncertainties that could cause results

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of Logitech and/or Labtec to differ materially from their respective management's current expectations. These include the timing and successful completion of product development, integration issues, the risks that the acquisition cannot be completed successfully or that anticipated benefits are not realized and the ability to retain Labtec's employees and customers as well as the risks and uncertainties that are detailed in Logitech's Annual Report on Form 20-F for the year ended March 31, 2000, and its Quarterly Report on Form 6-K for the quarter ended September 30, 2000, and in Labtec's Annual Report on Form 10-K for the year ended March 31, 2000 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 as filed with the Securities and Exchange Commission.

Logitech undertakes no obligation to update the forward-looking statements made during this call.

Holders of securities should read each of the Exchange Offer Statement on Schedule TO to be filed by Logitech, the Registration Statement on Form F-4 to be filed by Logitech and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Labtec when they become available, as each will contain important information about the exchange offer. Investors can obtain

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such Exchange Offer Statement on Schedule TO, Registration Statement on Form F-4
and Solicitation/Recommendation Statement on Schedule 14D-9, and other documents to be filed by Logitech and Labtec, for free from the U.S. Securities and Exchange Commission's Web site at http://www.sec.gov.
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I would like to remind you that this call is being recorded, including the question and answer portion, and will be available for replay on the Logitech web site. Further replay information will be given at the end of the call.

With us in Fremont today are Guerrino De Luca, Logitech's President and Chief Executive Officer, and Kristen Onken, Senior Vice President Finance and Chief Financial Officer, while joining us from Vancouver, Washington is Bob Wick, Labtec's President and Chief Executive Officer. It is now my pleasure to turn the call over to Guerrino. Guerrino, please go ahead.

================================================================================

[Guerrino speaks]

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Thank you Erik and thanks to all of you for joining us.  Let me start by saying
I am very excited about this acquisition and I am looking forward to sharing with you my expectations on how this merger will result in increased value for our shareholders. Before doing that, I'm very glad to tell you that Bob Wick, Labtec's current President and CEO, has accepted the position of Senior Vice President of Logitech's newly created audio business unit, which will be in charge of the Labtec product portfolio within Logitech. Bob will officially start in his new role upon closing of the transaction, which should happen between late March and April. Let me first turn the call over to Bob so he can provide you with his perspective.

[Bob speaks]

Thank you Guerrino. On behalf of the entire Labtec management team, I want to say we are very pleased to be joining Logitech. I take great pride in the accomplishments of my team during the last two years. Considering the highly complementary nature of Labtec's and Logitech's respective strengths, I am confident this merger will allow us to build upon and accelerate the success we've already achieved. My management team and I are looking forward to

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doing our part to make the combination of these two companies an unequivocal success. And with that I'll turn the call back to you Guerrino.

[Guerrino speaks]

Thanks Bob and welcome aboard.

I want to begin by telling you about the numerous strategic benefits of this acquisition. At the highest level we are adding another strong growth engine, audio, to complement our strengths in cordless and video and broaden our mission in the human interface device space.

Audio has become an increasingly important component in the interaction between
people and digital information.   We continue to see rapid growth in the
acceptance and deployment of MP3 music files, with playback on both the PC and dedicated players. With this growth comes increased demand for PC speakers and more personal solutions such as headphones, categories where Labtec is a recognized leader.

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But an even more significant growth opportunity in the audio space is related to voice communication. We strongly believe that the rapid emergence and ongoing improvements in Internet-enabled applications such as voice over IP and voice chat will soon establish them as an integral part of person to person communication using the Internet. We expect Internet voice communication applications to achieve penetration rates similar to, if not beyond, what we've already seen with text based instant messaging. And we expect that, in combination with increased use of video, a current strength of Logitech, Internet communication will reach a new dimension of use and pervasiveness. Labtec's rapidly growing, market leading voice access and telephony products are securely positioned to take advantage of the explosive growth opportunities in this space.

Voice input devices will also play a critical role in conjunction with the anticipated availability of voice control and recognition functionality in future versions of PC operating systems.

Another addition we gain from this acquisition is Labtec's promising 3D-controller business. 3D object manipulation is currently an emerging growth area and we

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see its applicability expanding as computing platforms become more powerful. We clearly recognize the potential to enhance our position in pointing devices and eventually help bring the 3D computing experience to a much broader user base.

Before moving beyond the product space, I want to underline how important to our decision to proceed with this acquisition is the assessment we have made of the quality of Labtec's product portfolio. Over the past two years, Bob and his team have delivered an impressive array of great product designs across the entire portfolio and have brought their line to a level that would impress even Logitech's most demanding product specialists. This ability to innovate, to drive product design and to deliver attractive products that consumers love to use is the largest stretegic asset that the Labtec teams bring to Logitech.

So, those are the key strategic benefits that we see from a product perspective. But there are significant commercial and operational benefits as well.

Let me talk about sales geographies and channels.

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First, and very important to our growth prospects, Labtec enjoys a retail/OEM mix of its sales similar to ours. In other words, its product lines in the PC space appeal to consumer who already have a PC and therefore demand is not influenced by a slowing growth rate of sales of new PCs, but rather by the relatively low penetration in the installed base and by the attractiveness of the solutions they enable: a situation which is very similar to what Logitech has enjoyed in the past few years, particularly with our cordless and video lines.

The acquisition therefore supports and strengthens our strategy of firmly establishing Logitech as a consumer branded product supplier.

Speaking of retail channels, while Labtec is very well established in North America, they have lacked the resources to develop a similar channel presence in Europe. In their current fiscal year, which ends in March, we expect that European sales will represent approximately 15% of their total sales. I do not need to remind you that among Logitech's greatest strengths are our distribution breadth and our channel partner relationships throughout Europe. We believe that expanding distribution opportunities for Labtec products in Europe represents a significant source of potential growth.

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In North America, where Labtec has a very strong presence, we may acquire new shelf space for our existing products.

In OEM, Logitech is a leading supplier of mice to PC manufacturers. Through the years we have worked hard to establish a reputation with our OEM customers as a
high quality, reliable vendor.   While Labtec currently sells a number of their
audio products to OEM customers, we see a strong potential to expand this business through our existing relationships with PC manufacturers.

STOP

In many cases such as this, the acquiring company makes aggressive projections for cost savings expected to result from the often referenced, but much less frequently achieved, "catch all" known as "operational efficiencies". Let me be very clear that this deal is fundamentally based on the complementary nature of each company's strengths, and on the opportunity to leverage each other's commercial infrastructures, not on wildly optimistic cost saving scenarios.

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That having been said, we are confident there are opportunities to avoid duplication of efforts, particularly in sales and some back office functions. We may also find similar opportunities in the supply chain area. We will be evaluating these opportunities closely over the next few months and we will implement those changes that provide the greatest benefit for our customers and our shareholders.

I could go on and on to illustrate how synergistic and complementary Logitech's and Labtec's businesses are, but I think what I said summarizes what we see as the key reasons for acquiring Labtec. Now, let me move on to the equally important financial considerations.

I strongly believe that the single most important question to ask when considering an acquisition is. . .will this investment increase value for our shareholders? The answer in this case is clearly affirmative.

First off, we're acquiring a business that delivers similar or better gross margins and operating margins, as well as a higher return on invested capital, than our own. As a result, we expect this deal to be accretive to our shareholders from

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day one. How accretive? Well, excluding non-cash charges related to goodwill and other intangible assets, we expect to see accretion in our fiscal 2002 earnings per share of at least 5 percent. I should add that this accretion comes before we factor in any cost savings from operational efficiencies. The implementation of those savings we do identify is upside for our shareholders.

Let's talk a little about the price we're paying to acquire Labtec. We are offering 18 dollars per share for the Labtec Common Stock. This is split into 11 dollars per share in cash and 7 dollars per share in Logitech American Depository Shares.

Let me give you a few more details on the transaction. The completion of the exchange offer is subject to the tender of at least two-thirds of Labtec's outstanding shares, as well as to the receipt of all regulatory approvals, and the satisfaction of other customary conditions.

The exact fraction of a Logitech American Depository Share payable per Labtec share will be subject to adjustment based on Logitech's average trading price for the twenty trading days ending three trading days prior to the closing of the exchange offer, but will not be less than approximately 22% of an American Depository Share or more than approximately 28% of an American Depository

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Share. In addition, each of Logitech and Labtec have the right to terminate the acquisition if such average trading price falls below 18$ per ADS.

Including the assumption of Labtec's existing debt, as well as their other on and off-balance sheet liabilities, we are acquiring Labtec for an enterprise value of roughly 125 million dollars. To put this in perspective, this value represents about 1.2 times their last twelve months sales and less than 12 times their last twelve months EBIT. These multiples are not only well below our own levels, they are also towards the lower end of the industry.

To finance the cash portion of this acquisition, and pay off all of Labtec's relatively high interest rate debt, we have acquired a bridge loan in the amount of 90 million dollars. As those of you familiar with our highly conservative capital structure have repeatedly pointed out, we have more than sufficient room to add this degree of leverage. We will decide during the next twelve months, based primarily on market and business conditions, whether to utilize equity, debt, or some combination thereof to refinance this loan.

STOP

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Just last month during our earnings teleconference I told you that for fiscal
2002 we expected sales growth of around 15 percent and operating income growth of between 25 and 30 percent. While we will closely review our post merger projections in the weeks to come, at this point we are confident that we can achieve these growth rates even after combining Labtec's results with Logitech's on a pro forma basis, excluding non-cash charges related to goodwill and other intangible assets relative to the acquisition. To make sure everyone is clear on this point, this means we're anticipating that the business we're acquiring will deliver growth rates for sales and EBIT that are in the same range as our own. By the way, Labtec's fiscal year schedule is identical to ours, so they are now in their fourth quarter of fiscal 2001.

Before opening the call to your questions let me briefly summarize why we believe this acquisition represents an excellent investment for Logitech's shareholders.

What Labtec primarily brings to Logitech is an established and growing audio business with strong product offerings in headsets for voice applications, PC speakers, headphones for use with MP3 and CD players, and microphones.

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While we believe there is strong growth potential across all these product categories, we are particularly excited by the rapidly increasing demand for headsets to take advantage of continually improving voice communication applications such as voice over IP and voice chat.

What Logitech brings to this combination is a very strong channel presence in Europe, solid relationships with PC manufacturers, a worldwide infrastructure that has consistently demonstrated operating leverage, and the financial and technical resources to exploit the growth opportunities before us.

I'm sure that some of you remember the last acquisition we made, the highly successful purchase of the QuickCam product family in late 1998. This deal features a number of similarities. Once again we are acquiring a market leader with a well recognized brand and a very strong presence in North America. Most importantly, once again we are making an acquisition that positions us to take advantage of significant growth in an emerging category.

We are excited and energized by the promise inherent in this acquisition. We are also clearly focused on delivering on this promise and ensuring that this

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investment provides the return that our shareholders have come to expect from
us.

At this point I'd like to open the call to your questions to Bob, Kris or myself. Please follow the instructions of the operator. . .

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